[Letterhead of Eaton & Van Winkle LLP]

                                                              September 14, 2007

By EDGAR FILING
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F. Street, NE, Mail Stop 7010
Washington, D.C. 20649

Attn: Anne Nguyen Parker

            Re:   Baseline Oil & Gas Corp.

                  Post-Effective Amendment to Form SB-2
                  Filed August 17, 2007
                  File No. 333-134978
                  ----------------------------------------

Dear Ms. Parker:

      On behalf of Baseline Oil & Gas Corp. (the "Registrant"), we simultaneously herewith file Post-Effective Amendment No. 4 to Form SB-2 ("Amendment No. 4"), revising the Registrant's Registration Statement on Form SB-2 in reply to the comments conveyed by the Commission staff it its letter of August 28, 2007. We understand that Amendment No. 4 has been "R" tagged in the EDGAR submission to the Commission to show the Registrant's changes to its Post-Effective Amendment No. 3 previously filed with the Commission on August 17, 2007.

      For the Commission's benefit, we provide the following response to the Commission's comments:

Form SB-2 filed August 17, 2007
-------------------------------

      1. We note that on August 9, 2007, the company entered into an Asset Purchase and Sale Agreement with DSX Energy Limited, LLP, Kebo Oil & Gas, Inc., Sanchez Oil & Gas Corp., Sue Ann Operating,L.L.C., and others, for assets that appear to be more than 50% significant to the company. Accordingly, please revise your registration statement to include the financial statements required by Items 301(c) and (d) of Regulation S-B or advise.

      The Registrant's registration statement had been revised to include (i) disclosure under the "Summary - Recent Developments - Proposed Acquisition of DSX Properties" and "Business - Proposed Acquisition of DSX Properties" sections

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Securities and Exchange Commission
September 14, 2007
Page 2 of 2


of the prospectus concerning the proposed asset transaction contemplated by that certain Asset Purchase and Sale Agreement dated as of August 7, 2007 by and among the Registrant, DSX Energy Limited, LLP, Kebo Oil & Gas, Inc., Sanchez Oil & Gas Corp., Sue Ann Operating, L.L.C., and others (the "Purchase Agreement") and (ii) the requisite financial statements for the assets of DSX Energy Limited, LLP et al. to be acquired by the Registrant under the Purchase Agreement. A new consent letter from the Registrant's accountants has also been included with respect to the foregoing financial statements.

                                      * * *

      In addition to the foregoing revisions, the Registrant has updated the disclosures in the registration statement concerning (a) number of issued and outstanding securities and (b) changes in management (e.g. new Chief Financial Officer) since the previous post-effective amendment was filed with the Commission.

      Should the Commission staff have any further questions, please do not hesitate to contact undersigned at (212) 561-3614 or Matt Cohen, Esq. at (212) 561-3602.

                                    Sincerely,


                                    /s/ Russell Bulkeley

                                    J. Russell Bulkeley